Exhibit 99.6

ARRIS RESOURCES INC.
1250 West Hastings Street
Vancouver, BC V6E 2V4	CNSX: AAS
Tel: 604-687-0879 Fax: 604-408-9301	FSE: IGN3
info@arrisresources.com	OTCBB: ARRR.F

Press Release

ARRIS RESOURCES INC.

Not for dissemination into the U.S. or to U.S. newswire services

Vancouver, B.C. – August 20, 2009 – Arris Resources Inc. (the “Offeror”) announces that the Offeror has acquired 2,800,000 units of Ona Power Corp. (the “Issuer”) pursuant to a private placement.  Each unit consists of one common share in the capital stock of the Issuer and one a common share purchase warrant (the “Warrant”). Each Warrant entitles the Offeror to acquire one common share of the Issuer at a price of $0.20 per share for a period of two years. The 2,800,000 common shares acquired represent approximately 14.90% of the issued and outstanding shares of the Issuer.

As a result of the forgoing acquisition, the Offeror owns a total of 2,800,000 common shares of the Issuer representing approximately 14.90% of the issued and outstanding shares of the Issuer.

If the Offeror were to exercise all of his warrants, he would then own 5,600,000 common shares of the Issuer representing approximately 29.80% of the issued and outstanding shares assuming that no further common shares of the Issuer have been issued.

The securities acquired will be held for investment purposes.  The Offeror may, depending on market and other conditions, increase or decrease his beneficial ownership of the Company’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

This press release is issued pursuant to Multilateral Instrument 62-104, which also requires a report to be filed with the B.C. Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission containing additional information with respect to the foregoing matters.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lucky Janda”

Lucky Janda, President

For information on ARRIS RESOURCES INC. please contact:

Lucky Janda, President

Tel.: (604) 687-0879

Email: info@arrisresources.com